SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Colonial Commercial Corp.
(Name of Subject Company (Issuer))

Colonial Commercial Corp. (Issuer and Filing Person)
Michael Goldman (Filing Person)
William Pagano (Filing Person)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Convertible Preferred Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

195621.503
(CUSIP Number of Class of Securities)

William Pagano
Colonial Commercial Corp.
275 Wagaraw Road, Hawthorne, NJ 07506
Telephone: (973) 427-3320
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$	$

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12.Exhibits.

99.1	News Release dated July 9, 2009 announcing Tender Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 COLONIAL COMMERCIAL CORP.

By: /s/ William Pagano

Name: William Pagano

Title: Chief Executive Officer

Dated: July 9, 2009